PLYMOUTH ROCK TECHNOLOGIES PRODUCES SUCCESSFUL IMAGING DATA FROM ITS PROTOTYPE SS1 SHOE SCANNER FOR AIRPORTS, PRISONS AND SECURITY CHECKPOINTS

Plymouth, Massachusetts - December 17, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today that it has produced successful 3D Images of potential threats or other concealments utilizing its new SS1 Shoe-Scanner.  These results, in collaboration with the University of Chichester UK and Manchester Metropolitan University UK have been published in a technical article "Thermography at Millimeter Wavelengths for Security Inspection of Footwear" in the online journal, Progress in Electromagnetics Research (PIER).

https://www.plyrotech.com/images/Paper/Shoescanner_Paper_19100602.pdf

The PRT Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques combined with artificial intelligence to inspect footwear without the need for removal by the wearer.

Millimeter-wave thermography is used to image through the soles of shoes as proof of principle study into the application of such an approach for security inspection. Current airport security screening practice necessitates the removal of shoes prior to x-ray screening for potential threats or other concealments, for example explosive or explosive precursor materials; narcotic substances or small weapons. The company demonstrates that thermography at millimeter-wave (mmw) and sub-mmw frequencies  is able to reveal a variety of objects concealed within the soles of typical shoes, and that such an approach will be applied to rapidly screen airline passengers without necessitating the removal of their footwear.

"The promising results of the SS1 prototype is another key milestone for the PRT technical and academic team. We made a big step forward in the technology readiness level (TRL) of our scanner and wanted to publish the results for the world to see and understand how it works," stated Dana Wheeler, President and CEO.

With various commercial applications, the Shoe Scanner can also detect and highlight irregular modifications that have been made to the structure of the shoe. The effort and motive for someone to modify a shoe to secretly accommodate materials or items are usually in the pursuit of an illegal or malevolent outcome.

About PIERS

PIERS, the PhotonIcs and Electromagnetics Research Symposium, also known as Progress in Electromagnetics Research Symposium, provides an international forum for reporting progress and recent advances in the modern development of electromagnetics, photonics and exciting applications. Topics include electromagnetic theory, photonics, plasmonics, metamaterials, antennas, microwave technologies, computational electromagnetics, electromagnetic compatibility, scattering, remote sensing, radars, radiometry, imaging, radiative transfer, inverse problems, quantum electrodynamics, quantum optics, material effects, acoustics, and all other modern developments.  PIERS is sponsored by The Electromagnetics Academy based in Cambridge, MA.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter-wave Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for lawful threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.